UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2022 (Report No. 6)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

EXPLANATORY NOTE

On December 8, 2022, NLS Pharmaceutics Ltd., or the Company, filed a Report of Foreign Private Issuer on Form 6-K, or the Original Filing, relating to a private placement offering. This Amendment No. 1 on Form 6-K amends the Company’s Original Filing to include reference to the engagement of an exclusive introducing broker and the payment of certain fees to such exclusive introducing broker.

CONTENTS

Private Placement Transaction

On December 6, 2022, the Company entered into a securities purchase agreement, or the Purchase Agreement, with funds affiliated with BVF Partners L.P., or collectively, BVF, providing for the issuance in a private placement offering of (i) 5,747,126 common shares, par value CHF 0.02 per share, or the Common Shares, and (ii) pre-funded warrants, or the Pre-Funded Warrants, to purchase 5,747,127 Common Shares at a purchase price of $0.87 per Common Share and $0.87 per Pre-Funded Warrant, for aggregate gross proceeds of $10 million. The first closing of the offering, or the First Closing, is expected to occur on December 13, 2022, subject to the satisfaction of customary closing conditions.

In addition, the Company and BVF agreed that, until the 30th day following receipt of the official written minutes from the end of the Phase 2 meeting to be held by the Company with the U.S. Food and Drug Administration, or the Election Deadline, among other closing conditions, BVF shall have the right to purchase at a second closing, or the Second Closing, up to $20 million in units, or the Units, with each Unit consisting of one Common Share and/or Pre-Funded Warrants to purchase one Common Share, as well as receive a warrant, or the Warrants, to purchase up to 150% of the number of Common Shares and/or pre-funded warrant shares purchased in the Second Closing, at a purchase price of $1.50 per Unit, it being understood that the Company cannot issue fractional shares. The Warrants will have a term of five years, will have an exercise price of $2.03 per share and will be exercisable for pre-funded warrants if, at their expiration, BVF will be unable to purchase Common Shares due to its beneficial ownership limitation.

Pursuant to the Purchase Agreement, the Company agreed to grant BVF the right to participate in future offerings of the Company’s securities for a period from the First Closing until the earlier of (i) the 30 month anniversary of the date of the First Closing or (ii) until such time that BVF retains beneficial ownership of less than 9.9% of the issued and outstanding Common Shares. In addition, the Company agreed to grant BVF the right to nominate one member to the Company’s Board of Directors and shall continue to recommend to its shareholders to elect such member for a period from the First Closing until such time that BVF retains beneficial ownership of less than 9.9% of the issued and outstanding Common Shares.

Pursuant to the Purchase Agreement, the Company has agreed not to file any registration statement not contemplated by the Purchase Agreement or enter into any agreement to issue or announce the issuance or proposed issuance of any Common Shares or Common Share equivalents until the earlier of (A) 60 days following the earlier of (i) the Election Deadline or (ii) the Second Closing or (B) February 28, 2023, subject to certain exceptions. In addition, the Company agreed to file a resale registration statement with the U.S. Securities and Exchange Commission, or the SEC, to register the resale of the securities purchased or to be purchased pursuant to the Purchase Agreement within 30 days of the First Closing.

The First Closing is expected to result in gross proceeds to the Company of $10 million. The Company intends to use the net proceeds from the offering to fund the ongoing development of its lead product, Quilience® (Mazindol ER) for the treatment of narcolepsy, to support business development and licensing activities, and for general corporate purposes.

The Company engaged Laidlaw & Company (UK) Ltd. as exclusive introducing broker, or the Broker, in connection with the above-described offering. The Company agreed to pay the Broker a cash placement fee equal to 7.0% of the aggregate gross proceeds received, up to $20 million in the aggregate, for the securities sold in the offering, as well as warrants to purchase the lesser of up to 5.0% of the primary securities sold in the offering, or 1,000,000 shares, with an exercise price of 135% of the offering price and a term of five years.

The Company intends to seek shareholder approval of a resolution to increase its share capital (ordinary share capital increase) and/or to increase its conditional and/or its authorized share capital, which will be required to permit the issuance of the securities in the Second Closing. Certain shareholders of the Company have also agreed to execute voting agreements to vote in favor of such resolution.

The securities are being offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended, or the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder. The securities have not been registered under the Securities Act or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This report shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summaries of the Warrants, Pre-Funded Warrants and Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the Warrants, the Pre-Funded Warrants and the Purchase Agreement, which are attached as Exhibits 99.1, 99.2 and 99.3, respectively, to this report and are incorporated herein by reference.

This report on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File Nos. 333-262489 and 333-268690), filed with the U.S. Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1+	Form of Warrant
99.2+	Form of Pre-Funded Warrants
99.3+^	Securities Purchase Agreement by and among NLS Pharmaceutics Ltd. and the purchasers named therein.

^	Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.
+	Previously filed on Form 6-K dated December 8, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: December 16, 2022	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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